Exhibit 4.1

FIRST AMENDMENT TO

RIGHTS AGREEMENT

     This First Amendment to the Rights Agreement (the “Amendment”), is made and entered into as of May 2, 2005, between The Houston Exploration Company, a Delaware corporation (the “Company”), and The Bank of New York, as Rights Agent (the “Rights Agent”).

W I T N E S S E T H:

     WHEREAS, the Company and the Rights Agent have determined that it would be in the best interests of the Company and the Rights Agent to amend certain provisions of the Rights Agreement, dated as of August 12, 2004, between the Company and the Rights Agent (the “Agreement”); and

     NOW, THEREFORE, in consideration of the foregoing, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Defined Terms. Capitalized terms used herein but not defined herein shall have the respective meanings set forth in the Agreement.

     2. Amendments to Section 1. The definitions in Section 1 (“Certain Definitions”) for “Acquiring Person” and “Exempt Person” are hereby amended and restated in their entirety as follows:

     (a) “(a) “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock then outstanding, but shall not include an Exempt Person (as such term is hereinafter defined); provided, however, that (i) if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person” became the Beneficial Owner of a number of shares of Common Stock such that the Person would otherwise qualify as an “Acquiring Person” inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement unless and until such Person shall have failed to divest itself, as soon as practicable (as determined, in good faith, by the Board of Directors of the Company), of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer otherwise qualify as an “Acquiring Person”; (ii) if, as of the date hereof or prior to the first public announcement of the adoption of this Agreement, any Person is or becomes the Beneficial Owner of 15% or more of the shares of Common Stock outstanding, such Person shall not be deemed to be or to become an “Acquiring Person” unless and until such time as such Person shall, after the first public announcement of the adoption of this Agreement, become the Beneficial Owner of additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person is not then the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding; and (iii) no Person shall become an “Acquiring Person” as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares of Common Stock beneficially owned by such Person to 15% or more of the shares of Common Stock then outstanding, provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding by reason of such share acquisitions by the Company and shall thereafter become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an “Acquiring

Person” unless upon becoming the Beneficial Owner of such additional shares of Common Stock such Person does not beneficially own 15% or more of the shares of Common Stock then outstanding. For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect on the date hereof.”

     (b) “(k) “Exempt Person” shall mean the Company or any Subsidiary (as such term is hereinafter defined) of the Company, in each case including, without limitation, in its fiduciary capacity, or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company.”

     3. Amendment to Exhibit C. The second paragraph of Exhibit C (“Summary of Rights to Purchase Shares of Preferred Stock of The Houston Exploration Company”) of the Agreement is hereby amended and restated in its entirety as follows:

     “Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with this Summary of Rights. The determination of whether and when a person or group of affiliated or associated persons becomes an “Acquiring Person” shall be made in accordance with the terms and provisions of the Rights Agreement.”

     4. Effect of Amendment. Except as expressly set forth herein, the terms and provisions of the Agreement remain in full force and effect and are hereby ratified and confirmed. References in any agreement, instrument or other document to the Agreement shall be deemed to be a reference to the Agreement as amended hereby.

     5. Effectiveness Date. This Amendment shall be effective as of May 2, 2005.

     6. Governing Law. This Amendment shall be governed by the laws of the State of Delaware.

     7. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed and delivered by its duly authorized officer as of the date first above written.

THE HOUSTON EXPLORATION COMPANY, a Delaware corporation

By:	/s/ James F. Westmoreland

Name:	James F. Westmoreland
Title:	Vice President and Chief Accounting Officer

THE BANK OF NEW YORK

By:	/s/ William F. Powers

Name:	William F. Powers
Title:	Assistant Vice President

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